List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (01 July 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 July 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (16 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (02 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (17 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (03 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (18 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (04 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (21 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (07 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (22 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (08 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (23 July 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (24 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (09 July 2008)	Announcement Blocklisting six monthly return. (25 July 2008)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (25 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (10 July 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 July 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (28 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (11 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (29 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (14 July 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (30 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (15 July 2008)	Announcement Company announces total voting rights. (31 July 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (31 July 2008)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82☐

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 01-Jul-08
Number	0697Y16

RNS Number : 0697Y
Diageo PLC
01 July 2008

Diageo plc
01 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 725,000 ordinary shares at a price of 894.13 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:00 02-Jul-08
Number	81359-EC7A

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 1,671 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,214,681 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,541,307,578.

2 July 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:38 02-Jul-08
Number	1837Y16

RNS Number : 1837Y
Diageo PLC
02 July 2008

Diageo plc
02 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 889.61 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 03-Jul-08
Number	3021Y17

RNS Number : 3021Y
Diageo PLC
03 July 2008

Diageo plc
03 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 891.80 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 04-Jul-08
Number	4030Y16

RNS Number : 4030Y
Diageo PLC
04 July 2008

Diageo plc
04 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 882.82 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 07-Jul-08
Number	5015Y16

RNS Number : 5015Y
Diageo PLC
07 July 2008

Diageo plc
07 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 525,000 ordinary shares at a price of 881.5 pence per share.

This information is provided by RNS

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 08-Jul-08
Number	6120Y16

RNS Number : 6120Y
Diageo PLC
08 July 2008

Diageo plc
08 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 675,000 ordinary shares at a price of 879.43 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:20 09-Jul-08
Number	81419-0FDF

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 3,555 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,211,126 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,538,161,133.

9 July 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:40 09-Jul-08
Number	7270Y16

RNS Number : 7270Y
Diageo PLC
09 July 2008

Diageo plc
09 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 893.89 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:36 10-Jul-08
Number	81335-F207

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1. it received notification on 10 July 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 July 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	21

P S Walsh	21

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 10 July 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	21

J Grover	21

A Morgan	21

G Williams	21

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.98.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 July 2008 from Mr HT Stitzer, a director of the Company, that he has purchased 111 Ordinary Shares on 10 July 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £8.98.

3. on 11 October 2007 an option to subscribe for 1,141 Ordinary Shares under the Company's International Sharesave Scheme, at a price per Ordinary Share of AUS $22.33 was granted to John Pollaers, a PDMR.

The option is exercisable between 1 December 2010 and 31 May 2011.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	403,538

HT Stitzer	5,466

P S Walsh	683,355

Name of PDMR	Number of Ordinary Shares

S Fletcher	135,506

J Grover	182,758

A Morgan	151,933

G Williams	228,716 (of which 5,812 are held in the form of ADS*)

P D Tunnacliffe

Company Secretary

10 July 2008

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 10-Jul-08
Number	8331Y16

RNS Number : 8331Y
Diageo PLC
10 July 2008

Diageo plc
10 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 892.65 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:38 11-Jul-08
Number	9360Y16

RNS Number : 9360Y
Diageo PLC
11 July 2008

Diageo plc
11 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 875,000 ordinary shares at a price of 869.49 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:02 11-Jul-08
Number	81300-DF89

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 131 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,210,995 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,536,861,264.

11 July 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 14-Jul-08
Number	0370Z16

RNS Number : 0370Z
Diageo PLC
14 July 2008

Diageo plc
14 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 872.79 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 15-Jul-08
Number	1404Z16

RNS Number : 1404Z
Diageo PLC
15 July 2008

Diageo plc
15 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 864.48 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:45 16-Jul-08
Number	81443-45F1

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 3,636 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,207,359 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,534,639,900.

16 July 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 16-Jul-08
Number	2422Z16

RNS Number : 2422Z
Diageo PLC
16 July 2008

Diageo plc
16 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 630,000 ordinary shares at a price of 876.94 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 17-Jul-08
Number	3447Z16

RNS Number : 3447Z
Diageo PLC
17 July 2008

Diageo plc
17 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 635,000 ordinary shares at a price of 911.69 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:35 18-Jul-08
Number	4458Z16

RNS Number : 4458Z
Diageo PLC
18 July 2008

Diageo plc
18 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 635,000 ordinary shares at a price of 903.1 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 21-Jul-08
Number	5560Z17

RNS Number : 5560Z
Diageo PLC
21 July 2008

Diageo plc
21 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 625,000 ordinary shares at a price of 901.75 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:20 22-Jul-08
Number	6533Z17

RNS Number : 6533Z
Diageo PLC
22 July 2008

Diageo plc
22 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 670,000 ordinary shares at a price of 886.89 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 23-Jul-08
Number	7478Z17

RNS Number : 7478Z
Diageo PLC
23 July 2008

Diageo plc
23 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 906.15 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 24-Jul-08
Number	8489Z17

RNS Number : 8489Z
Diageo PLC
24 July 2008

Diageo plc
24 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 909.79 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	10:19 25-Jul-08
Number	81017-B53D

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 January 2008 to 30 June 2008

4.	Number and class of share(s) (amount 912,629
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted 53,301
under scheme during period:

6.	Balance under scheme not yet issued/ 859,328
allotted at end of period

7.	Number and class of share(s) (amount 5,500,000 (ref 2882 1994)
of stock/debt securities) originally
listed and the date of admission;      18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,820,247,259

(Including 278,216,352 treasury shares)

Contact for queries:                              Address: Diageo plc, 8 Henrietta Place,

W1G 0NB

Name: Hannah Shepherd                              Telephone: 020 7927 5635

Person making return Name: J Nicholls

Position; Deputy Company Secretary Signature /s/J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 January 2008 to 30 June 2008

4.	Number and class of share(s) (amount 384,434
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted 117,944
under scheme during period:

6.	Balance under scheme not yet issued/ 266,490
allotted at end of period

7.	Number and class of share(s) (amount 4,250,000
of stock/debt securities) originally
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,820,247,259

(Including 278,216,352 treasury shares)

Contact for queries:                              Address: Diageo plc, 8 Henrietta Place,

W1G 0NB

Name: Hannah Shepherd                              Telephone: 020 7927 5635

Person making return Name: J Nicholls

Position; Deputy Company Secretary Signature /s/J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 January 2008 to 30 June 2008

4.	Number and class of share(s) (amount 407,050
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted 36,207
under scheme during period:

6.	Balance under scheme not yet issued/ 370,843
allotted at end of period

7.	Number and class of share(s) (amount 10.03.03 775,000
of stock/debt securities) originally
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,820,247,259

(Including 278,216,352 treasury shares)

Contact for queries:                              Address: Diageo plc, 8 Henrietta Place,

W1G 0NB

Name: Hannah Shepherd                              Telephone: 020 7927 5635

Person making return Name: J Nicholls

Position; Deputy Company Secretary Signature /s/J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock
Option Scheme

3.	Period of return: From 1 January 2008 to 30 June 2008

4.	Number and class of share(s) (amount 66,459
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted 0
under scheme during period:

6.	Balance under scheme not yet issued/ 66,459
allotted at end of period

7.	Number and class of share(s) (amount 10.6.92
of stock/debt securities) originally
listed and the date of admission;     15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,820,247,259

(Including 278,216,352 treasury shares)

Contact for queries: Address:                     Diageo plc, 8 Henrietta Place,

                                                       W1G 0NB

Name: Hannah Shepherd                            Telephone: 020 7927 5635

Person making return Name: J Nicholls

Position; Deputy Company Secretary Signature /s/J Nicholls

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International
Savings Related Share Option Scheme

3.	Period of return: From 1 January 2008 to 30 June 2008

4.	Number and class of share(s) (amount 52,982
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted 0
under scheme during period:

6.	Balance under scheme not yet issued/ 52,982
allotted at end of period

7.	Number and class of share(s) (amount
of stock/debt securities) originally  9.2.96
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,820,247,259

(Including 278,216,352 treasury shares)

Contact for queries: Address:                     Diageo plc, 8 Henrietta Place,

                                                          W1G 0NB

Name: Hannah Shepherd                                 Telephone: 020 7927 5635

Person making return Name: J Nicholls

Position; Deputy Company Secretary Signature /s/J Nicholls

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 25-Jul-08
Number	9495Z16

RNS Number : 9495Z
Diageo PLC
25 July 2008

Diageo plc
25 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 890.81 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:17 28-Jul-08
Number	81416-CC07

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 844 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,206,515 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,529,595,744.

28 July 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 28-Jul-08
Number	0517A16

RNS Number : 0517A
Diageo PLC
28 July 2008

Diageo plc
28 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 675,000 ordinary shares at a price of 885.59 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:03 29-Jul-08
Number	1536A17

RNS Number : 1536A
Diageo PLC
29 July 2008

Diageo plc
29 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 625,000 ordinary shares at a price of 877.63 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 30-Jul-08
Number	2533A16

RNS Number : 2533A
Diageo PLC
30 July 2008

Diageo plc
30 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 575,000 ordinary shares at a price of 884.09 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	16:14 31-Jul-08
Number	81613-7D4B

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,805,927,259 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 278,206,515 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,527,720,744 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 July 2008

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:36 31-Jul-08
Number	3883A16

RNS Number : 3883A
Diageo PLC
31 July 2008

Diageo plc
31 July 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 625,000 ordinary shares at a price of 879.51 pence per share.

This information is provided by RNS

The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 08 August 2008	By
Name: S Arsenić
Title: Assistant Company Secretary